APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GhostFace Brewing LLC
Statement of Revenues & Expenses - Tax Basis
January through December 2019

	Jan - Dec 19	% of Income
Ordinary Income/Expense		
Income		
Sales	1,572,844.21	186.6%
Refunds	-48.00	-0.0%
Restaurant Rent	31,038.96	3.7%
Sales Tax	-92,451.12	-11.0%
Restaurant Sales	-677,751.87	-80.4%
Eventbrite Events	9,081.00	1.1%
Total Income	842,713.18	100.0%
Cost of Goods Sold		
Brewing Supplies	65,802.17	7.8%
Merchandise for Resale	23,679.75	2.8%
Purchases- Food and Beverage	77,230.33	9.2%
Total COGS	166,712.25	19.8%
Gross Profit	676,000.93	80.2%
Expense		
Advertising & Promotion	11,750.42	1.4%
Automobile Expense	2,950.09	0.4%
Bank Service Charges	661.00	0.1%
Bar and Restaurant Supplies	19,015.52	2.3%
Bar Decor	1,340.12	0.2%
Catering Expense	1,960.00	0.2%
Charitable Contributions	5,806.07	0.7%
Computer and Internet Expenses	4,147.26	0.5%
Continuing Education	193.72	0.0%
Contract Labor	2,011.78	0.2%
Dues and Subscriptions	1,740.05	0.2%
Equipment <$2500	11,154.44	1.3%
Equipment Rental	16,682.10	2.0%
Gift Expense		
Non-Deductible Gift	175.00	0.0%
Gift Expense - Other	25.00	0.0%
Total Gift Expense	200.00	0.0%
Insurance Expense		
Workers Comp	1,613.32	0.2%
Insurance Expense - Other	6,784.67	0.8%
Total Insurance Expense	8,397.99	1.0%
Interest Expense	12,696.63	1.5%
Janitorial Expense	3,867.20	0.5%
Kegs for Ghostface Beer	35,551.00	4.2%
Licenses & Permits	3,168.48	0.4%
Meals & Entertainment	4,291.01	0.5%
Merchant Account Fees	39,923.70	4.7%
Musicians and Entertainment	30,655.00	3.6%
Office Supplies	8,217.07	1.0%
Operating Lease Payments	12,220.46	1.5%
Payroll Expense	91,907.42	10.9%


GhostFace Brewing LLC
Statement of Revenues & Expenses - Tax Basis
January through December 2019


	Jan - Dec 19	% of Income
Payroll Processing Fees	1,570.05	0.2%
Postage & Shipping	393.25	0.0%
Professional Fees	13,361.00	1.6%
Rent	88,800.00	10.5%
Repairs and Maintenance	19,517.52	2.3%
Research & Development	85.88	0.0%
RN Program Fees	42,126.71	5.0%
Security Expense	225.91	0.0%
Taxes - NC Excise	4,227.09	0.5%
Taxes - FED Excise	1,376.62	0.2%
Telephone	2,923.32	0.3%
Travel Expense	2,344.35	0.3%
Uniforms	101.39	0.0%
Utilities	42,475.86	5.0%
Total Expense	550,037.48	65.3%
Net Ordinary Income	125,963.45	14.9%
Other Income/Expense		
Other Income		
Gain or Loss on Sale of Assets	3,646.35	0.4%
Other Income	500.00	0.1%
Total Other Income	4,146.35	0.5%
Other Expense		
Amortization Expense	1,048.89	0.1%
Depreciation Expense	133,841.00	15.9%
Guaranteed Payments	30,756.15	3.6%
Unauthorized Transactions	122.12	0.0%
Total Other Expense	165,768.16	19.7%
Net Other Income	-161,621.81	-19.2%
Net Income	**-35,658.36**	**-4.2%**


No Assurance Is Provided On These Financial Statements


GhostFace Brewing LLC
Statement of Assets, Liabilities & Equity - Tax Basis
As of December 31, 2019

	Dec 31, 19	Dec 31, 18	$ Change
ASSETS			
Current Assets			
Checking/Savings			
Petty Cash	800.00	0.00	800.00
South State Bank	29,739.31	27,744.01	1,995.30
BB&T Checking	0.00	4.39	-4.39
Total Checking/Savings	30,539.31	27,748.40	2,790.91
Total Current Assets	30,539.31	27,748.40	2,790.91
Fixed Assets			
2016 GMC Yukon SLT	42,399.72	0.00	42,399.72
Boiler	39,194.00	0.00	39,194.00
2012 Ford Transit Connect Van	0.00	10,164.49	-10,164.49
Equipment	86,092.44	50,117.44	35,975.00
Leasehold Improvements-Original	30,731.95	30,731.95	0.00
Leasehold Improvements-Broad St			
Structural Leasehold Improvemen	11,000.00	0.00	11,000.00
Leasehold Improvements-Broad St - Other	90,849.36	87,359.20	3,490.16
Total Leasehold Improvements-Broad St	101,849.36	87,359.20	14,490.16
Accumulated Depreciation	-214,690.39	-91,013.88	-123,676.51
Total Fixed Assets	85,577.08	87,359.20	-1,782.12
Other Assets			
Startup Expenses	15,733.28	15,733.28	0.00
Accumulated Amortization	-4,195.56	-3,146.67	-1,048.89
Security Deposit	3,000.00	3,000.00	0.00
Total Other Assets	14,537.72	15,586.61	-1,048.89
TOTAL ASSETS	130,654.11	130,694.21	-40.10
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
South State Credit Card	11,011.16	11,827.35	-816.19
South State Credit Card	11,437.24	11,954.80	-517.56
Capital One Spark CC	1,208.58	1,360.70	-152.12
Capital One Quicksilver	872.58	975.91	-103.33
Credit One Bank	1.35	2,089.91	-2,088.56
Total Credit Cards	24,530.91	28,208.67	-3,677.76
Other Current Liabilities			
Loan from Prime Meridian	0.00	25,586.64	-25,586.64
Loan from Mike Cuddy	11,038.44	4,500.00	6,538.44
Total Other Current Liabilities	11,038.44	30,086.64	-19,048.20
Total Current Liabilities	35,569.35	58,295.31	-22,725.96
Long Term Liabilities			
Wells Fargo Auto Loan (667.37)	40,125.64	0.00	40,125.64
Celtic - Bluevine Capital	26,735.51	0.00	26,735.51
Nicholas Financial Loan (Ford)	0.00	6,163.00	-6,163.00
South State HELOC	27,599.06	29,952.99	-2,353.93
Total Long Term Liabilities	94,460.21	36,115.99	58,344.22
Total Liabilities	130,029.56	94,411.30	35,618.26
Equity			
Partner Distributions - Aaron R	-21,000.00	-21,000.00	0.00

No Assurance Is Provided On These Financial Statements

GhostFace Brewing LLC
Statement of Assets, Liabilities & Equity - Tax Basis
As of December 31, 2019

	Dec 31, 19	Dec 31, 18	$ Change
Capital Accounts			
	4,367.49	4,367.49	0.00
	276.60	276.60	0.00
	7,641.24	7,641.24	0.00
	714.63	714.63	0.00
	18,657.88	18,657.88	0.00
Michael Cuddy	-6,085.47	-6,085.47	0.00
Susan Cuddy	-11,503.68	-11,503.68	0.00
	12,685.60	12,685.60	0.00
	12,688.60	12,688.60	0.00
Total Capital Accounts	39,442.89	39,442.89	0.00
Retained Earnings	17,840.02	16,881.00	959.02
Net Income	-35,658.36	959.02	-36,617.38
Total Equity	624.55	36,282.91	-35,658.36
TOTAL LIABILITIES & EQUITY	**130,654.11**	**130,694.21**	**-40.10**

GhostFace Brewing LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-35,658.36
Adjustments to reconcile Net Income	
to net cash provided by operations:	
South State Credit Card	-816.19
South State Credit Card	-517.56
Capital One Spark CC	-152.12
Capital One Quicksilver	-103.33
Credit One Bank	-2,088.56
Loan from Prime Meridian	-25,586.64
Loan from Mike Cuddy	6,538.44
Net cash provided by Operating Activities	-58,384.32
INVESTING ACTIVITIES	
2016 GMC Yukon SLT	-42,399.72
Boiler	-39,194.00
2012 Ford Transit Connect Van	10,164.49
Equipment	-35,975.00
Leasehold Improvements-Broad St	-3,490.16
Leasehold Improvements-Broad St:Structural Leasehold Improvemen	-11,000.00
Accumulated Depreciation	123,676.51
Accumulated Amortization	1,048.89
Net cash provided by Investing Activities	2,831.01
FINANCING ACTIVITIES	
Wells Fargo Auto Loan (667.37)	40,125.64
Celtic - Bluevine Capital	26,735.51
Nicholas Financial Loan (Ford)	-6,163.00
South State HELOC	-2,353.93
Net cash provided by Financing Activities	58,344.22
Net cash increase for period	2,790.91
Cash at beginning of period	27,748.40
Cash at end of period	**30,539.31**

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GhostFace Brewing LLC
Statement of Revenues & Expenses - Tax Basis
January through December 2018


	Jan - Dec 18	% of Income
Ordinary Income/Expense		
Income		
Sales	1,119,218.01	191.2%
Fintech Income	2,198.00	0.4%
Refunds	-291.00	-0.0%
Restaurant Rent	41,077.85	7.0%
Sales Tax	-68,687.46	-11.7%
Restaurant Sales	-587,739.79	-100.4%
Eventbrite Events	4,005.00	0.7%
Rewards Network	75,582.43	12.9%
Total Income	585,363.04	100.0%
Cost of Goods Sold		
Brewing Supplies	50,716.86	8.7%
Merchandise for Resale	15,052.80	2.6%
Purchases- Food and Beverage	32,250.33	5.5%
Total COGS	98,019.99	16.7%
Gross Profit	487,343.05	83.3%
Expense		
Advertising & Promotion	9,320.53	1.6%
Automobile Expense	1,520.14	0.3%
Bank Service Charges	549.39	0.1%
Bar and Restaurant Supplies	13,309.42	2.3%
Bar Decor	4,162.28	0.7%
Catering Expense	1,200.00	0.2%
Charitable Contributions	710.00	0.1%
Computer and Internet Expenses	8,375.79	1.4%
Contract Labor	797.58	0.1%
Dues and Subscriptions	1,038.00	0.2%
Equipment <$2500	13,775.70	2.4%
Equipment Rental	8,825.21	1.5%
Gift Expense	365.61	0.1%
Insurance Expense	8,003.00	1.4%
Interest Expense	5,952.38	1.0%
Janitorial Expense	3,396.67	0.6%
Kegs for Ghostface Beer	2,851.00	0.5%
Licenses & Permits	2,139.88	0.4%
Meals & Entertainment	3,806.92	0.7%
Merchant Account Fees	25,614.17	4.4%
Musicians and Entertainment	13,557.31	2.3%
Office Supplies	4,372.52	0.7%
Operating Lease Payments	12,244.06	2.1%
Payroll Expense	66,607.16	11.4%
Payroll Processing Fees	932.84	0.2%
Penalties and Fines	238.63	0.0%
Postage & Shipping	71.66	0.0%
Professional Fees	10,958.00	1.9%
Rent	78,700.00	13.4%
Repairs and Maintenance	11,511.80	2.0%
RN Program Fees	67,134.56	11.5%
Taxes - NC Excise	2,930.00	0.5%
Taxes - FED Excise	743.19	0.1%
Taxes	3,377.45	0.6%
Telephone	3,218.57	0.5%
Travel Expense	4,533.58	0.8%
Utilities	31,399.06	5.4%
Total Expense	428,244.06	73.2%
Net Ordinary Income	59,098.99	10.1%


No Assurance Is Provided On These Financial Statements


GhostFace Brewing LLC
Statement of Revenues & Expenses - Tax Basis
January through December 2018

	Jan - Dec 18	% of Income
Other Income/Expense		
Other Income		
Credit Card Rewards	23.42	0.0%
Total Other Income	23.42	0.0%
Other Expense		
Guaranteed Payments	30,377.67	5.2%
Unauthorized Transactions	365.00	0.1%
Total Other Expense	30,742.67	5.3%
Net Other Income	-30,719.25	-5.2%
Net Income	**28,379.74**	**4.8%**

GhostFace Brewing LLC
Statement of Assets, Liabilities & Equity - Tax Basis
As of December 31, 2018

	Dec 31, 18	Dec 31, 17	$ Change
ASSETS			
Current Assets			
Checking/Savings			
South State Bank	27,744.01	0.00	27,744.01
BB&T Checking	4.39	3,680.59	-3,676.20
Park Sterling Checking	0.00	18,693.05	-18,693.05
Total Checking/Savings	27,748.40	22,373.64	5,374.76
Total Current Assets	27,748.40	22,373.64	5,374.76
Fixed Assets			
2012 Ford Transit Connect Van	10,164.49	10,164.49	0.00
Equipment	50,117.44	50,117.44	0.00
Leasehold Improvements-Original	30,731.95	30,731.95	0.00
Leasehold Improvements-Broad St	87,359.20	0.00	87,359.20
Accumulated Depreciation	-91,013.88	-91,013.88	0.00
Total Fixed Assets	87,359.20	0.00	87,359.20
Other Assets			
Startup Expenses	15,733.28	15,733.28	0.00
Accumulated Amortization	-2,097.78	-2,097.78	0.00
Security Deposit	3,000.00	3,000.00	0.00
Total Other Assets	16,635.50	16,635.50	0.00
TOTAL ASSETS	**131,743.10**	**39,009.14**	**92,733.96**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
South State Credit Card	11,827.35	0.00	11,827.35
South State Credit Card	11,954.80	0.00	11,954.80
Capital One Spark CC	1,360.70	1,583.96	-223.26
Capital One Quicksilver	975.91	0.00	975.91
Credit One Bank	2,089.91	5.66	2,084.25
Total Credit Cards	28,208.67	1,589.62	26,619.05
Other Current Liabilities			
Loan from Prime Meridian	25,586.64	0.00	25,586.64
Loan from Mike Cuddy	4,500.00	1,500.00	3,000.00
Total Other Current Liabilities	30,086.64	1,500.00	28,586.64
Total Current Liabilities	58,295.31	3,089.62	55,205.69
Long Term Liabilities			
Nicholas Financial Loan (Ford)	6,163.00	7,789.51	-1,626.51
Park Sterling HELOC	29,962.16	25,407.12	4,555.04
Total Long Term Liabilities	36,125.16	33,196.63	2,928.53
Total Liabilities	94,420.47	36,286.25	58,134.22

No Assurance Is Provided On These Financial Statements

GhostFace Brewing LLC
Statement of Assets, Liabilities & Equity - Tax Basis
As of December 31, 2018

	Dec 31, 18	Dec 31, 17	$ Change
Equity			
Capital Accounts			
	-6,000.00	15,000.00	-21,000.00
	13,500.00	12,000.00	1,500.00
	13,700.00	10,000.00	3,700.00
	2,640.00	0.00	2,640.00
	4,000.00	4,000.00	0.00
	22,880.00	10,000.00	12,880.00
Michael Cuddy	13,992.40	12,992.40	1,000.00
Susan Cuddy	13,522.69	13,522.69	0.00
	-1,500.00	3,000.00	-4,500.00
	17,500.00	10,000.00	7,500.00
	-1,000.00	4,000.00	-5,000.00
	17,500.00	10,000.00	7,500.00
Total Capital Accounts	110,735.09	104,515.09	6,220.00
Retained Earnings	-101,792.20	-116,810.33	15,018.13
Net Income	28,379.74	15,018.13	13,361.61
Total Equity	37,322.63	2,722.89	34,599.74
TOTAL LIABILITIES & EQUITY	**131,743.10**	**39,009.14**	**92,733.96**

GhostFace Brewing LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	959.02
Adjustments to reconcile Net Income	
to net cash provided by operations:	
South State Credit Card	11,827.35
South State Credit Card	11,954.80
Capital One Spark CC	-223.26
Capital One Quicksilver	975.91
Credit One Bank	2,084.25
Loan from Prime Meridian	25,586.64
Loan from Mike Cuddy	3,000.00
Net cash provided by Operating Activities	56,164.71
INVESTING ACTIVITIES	
Leasehold Improvements-Broad St	-87,359.20
Accumulated Depreciation	16,881.00
Accumulated Amortization	1,048.89
Net cash provided by Investing Activities	-69,429.31
FINANCING ACTIVITIES	
Nicholas Financial Loan (Ford)	-1,626.51
South State HELOC	4,545.87
Partner Distributions -	-21,000.00
Capital Accounts:	4,367.49
Capital Accounts:	276.60
Capital Accounts:	-15,000.00
Capital Accounts:	-4,358.76
Capital Accounts:	-10,000.00
Capital Accounts:	714.63
Capital Accounts:	8,657.88
Capital Accounts:Michael Cuddy	-19,077.87
Capital Accounts:Susan Cuddy	-25,026.37
Capital Accounts:	-3,000.00
Capital Accounts:	2,685.60
Capital Accounts:	-8,000.00
Capital Accounts:	2,688.60
Retained Earnings	101,792.20
Net cash provided by Financing Activities	18,639.36
Net cash increase for period	5,374.76
Cash at beginning of period	22,373.64
Cash at end of period	**27,748.40**

I, Michael Cuddy, certify that:

1. The financial statements of Ghostface Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of Ghostface Brewing included in this Form reflects accurately the information reported on the tax return for Ghostface Brewing for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Michael Cuddy

89D9A6247800418...

Name: Michael Cuddy

Title: Manager Member